Exhibit 99.1

Zepp Health Corporation Reports Second Quarter 2025 Unaudited Financial Results

MILPITAS, Calif., August 3, 2025 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today announced its unaudited financial results for the second quarter of 2025.

Second Quarter 2025 Financial and Operating Highlights:

•	Revenue reached US$59.4 million, representing 46.2% year-over-year growth and surpassing the high end of the guidance range announced previously.

•	GAAP and adjusted net loss[1] was US$7.7 million and US$6.16 million, which narrowed by 28.6% and 30.2% compared with the second quarter of 2024.

•	For the third quarter of 2025, management currently expects net revenues to be between US$72.0 million and US$76.0 million, which would represent a year-over-year increase of approximately 70% to 79%.

•	New product debut: Amazfit Balance 2 and Amazfit Helio Strap.

•	Welcomed NFL first-tier athlete and Pro Bowl running back Derrick Henry and Ultra Runner Rod Farvard to our athlete’s family.

Mr. Wang "Wayne" Huang, Chairman and CEO of Zepp, commented, “In the second quarter of 2025, we are pleased to report 46.2% year-over-year revenue growth—driven entirely by Amazfit products—marking our first overall revenue growth since 2021. Coupled with continued improvement in our bottom line, this achievement underscores the effectiveness of our strategic pivot to Amazfit-branded ecosystem in recent years. More importantly, it serves as a compelling testament to the enhanced global brand awareness of Amazfit brand. Additionally, our diversified global supply chain has successfully mitigated a big part of the tariff risks as projected, and the operational progress we made in the first half of the year has offset majority of these headwinds through volume growth and cost efficiencies.”

“Our multi-tiered product strategy continues to resonate strongly with diverse consumer groups, driving sales growth across all three product segments. With our high-end adventure series, the T-Rex 3, sustaining its outperformance and setting new benchmarks for durability, battery life, and advanced sport modes in the premium outdoor category. Our newest flagship ecosystem, the Balance 2 smartwatch and Helio Strap, has been exceptionally well received, offering breakthrough accuracy, seamless training and recovery insights, and features that traditionally required multiple high-cost competitor devices. At the same time, our entry-level Bip 6 and lifestyle-focused Active 2 series delivered steady growth worldwide, supported by strong retail and e-commerce partnerships that expanded shelf presence and order volumes. We also made a major leap forward in software innovation with the launch of Zepp OS 5.0, powered by AI-driven features like Zepp Flow 2.0, enabling voice-controlled workouts, smarter performance tracking, and deep integrations with leading fitness platforms such as Strava and Training Peaks. Together, these advancements strengthen our ecosystem, elevate the user experience across every product tier, and reinforce Amazfit’s position as an innovation leader shaping the future of performance wearables.”

1 Adjusted net income/(loss) attributable to Zepp Health Corporation represents net income/(loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, and (vi) tax effects of the above non-GAAP adjustments. See “Reconciliation of GAAP and non-GAAP results” at the end of this press release.

“We continue to foster a strong Amazfit Athletes team, now boasting over ten sports stars. This quarter, we’re excited to welcome Derrick Henry—NFL standout and Rob Farvard, Ultra Runner—to our growing roaster of Amazfit athlete ambassadors. They will work closely with us on product testing, athlete led storytelling and grassroots community events to help bring the brand endurance focused innovations to life. Complementing this, our targeted, multi-layered global marketing campaigns across YouTube, TikTok, and Instagram have formed a powerful "marketing ecosystem." Amazon Prime Day recently served as a compelling testament to the impact of these efforts: in the U.S., Amazfit ranked as the second most improved wearables brand year-over-year; in EMEA, Prime Day sales surged approximately 60% versus the 2024 event.”

“This quarter is just the beginning of our upward trajectory. With a robust pipeline of innovations, we’re well-equipped to build on this momentum, driving sustained growth and value through the second half of 2025 and beyond,” Mr. Huang concluded.

Mr. Leon Deng, Zepp's Chief Financial Officer, added, “In the second quarter of 2025, we exceeded the high end of our revenue guidance, driven by strong demand for our Amazfit Bip 6, Active 2, and T-Rex 3 models. The June launches of the Helio Strap and Balance 2 also contributed positively, together with a strong second half product pipeline, positioning us for a strong second half. We delivered our best-ever Prime Day performance in a relative soft macro environment —further evidence of our brand’s growing strength and product appeal.

Gross margin came in at 36.2%, consistent with the prior quarter. GAAP and adjusted operating expenses2 totaled US$27.6 million and US$26.4 million, down from US$32.7 million and US$31.5 million in the first quarter of 2025 and aligned towards our quarterly run rate target. Concurrently, we remain committed to investing in R&D and marketing activities to ensure our long-term competitiveness.

2 Adjusted operating expenses represent operating expenses excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. See “Reconciliation of GAAP and non-GAAP results” at the end of this press release.

GAAP and adjusted operating loss3 narrowed to approximately US$6.1 million and US$4.9 million, marking a meaningful improvement versus last year and previous quarter.

We ended the quarter with US$95.3 million in cash. Inventory increased as the company strategically increased stock in key product lines to prepare for our upcoming product launches and offset potential tariff impacts, while our capital structure remained stable—with long-term debt accounting for the significant part of obligations. Our 2025 share repurchase program remains active, underscoring confidence in our long-term outlook.

For the third quarter, we project revenue of US$72.0 million to US$76.0 million, representing 70% to 79% year-over-year growth. This forecast reflects our strong execution and sustained product momentum, particularly the positive market reception of our recent new launches.”

3 Adjusted operating income/(loss) represents operating income/(loss) excluding: (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. See “Reconciliation of GAAP and non-GAAP results” at the end of this press release.

Second Quarter of 2025 Financial Results

Revenues

Revenues for the second quarter of 2025 reached US$59.4 million, an increase by 46.2% and 54.2% from the second quarter of 2024 and first quarter of 2025, respectively, marking a return to year-over-year growth since the second quarter of 2021. The increase was mainly driven by the popularity of our Amazfit Bip 6 and Active 2 ranges, as well as the T-Rex 3 and newly launched products namely Amazfit Helio Strap and Balance 2 in June 2025. Looking at the third quarter of 2025, we are expecting the Amazfit-branded sales continue to grow.

Gross Margin

Gross margin in the second quarter of 2025 was 36.2%, which was in line with first quarter of 2025 but worse than the second quarter of 2024. The year-over-year gross margin decline is due to a higher revenue proportion of relative lower-margin entry-level products namely Amazfit Bip 6 and Active 2 smartwatches and the clearance of older mid-range Balance 1 products at reduced prices to prepare for the new Balance 2 range launches. Gross margin remained stable sequentially. As we are entering the third quarter of 2025, with a full quarter of Balance 2 and new products launch, we expect the positive trend in gross margin to continue.

Research and Development Expenses

Research and development expenses in the second quarter of 2025 were US$11.2 million, an increase by 3.1% year-over-year. The increase was a result from our investment in new technologies, including AI, to maintain our competitive edge against our peers. Furthermore, our pipeline is robust with a series of cutting-edge products set to launch. At the same time, we focused on refined research and development approaches, as we consistently evaluated resource efficiency to optimize return on investment and productivity.

Selling and Marketing Expenses

Selling and marketing expenses in the second quarter of 2025 were US$12.1 million, an increase by 14.2% year-over-year, and decrease of 12.9% quarter-over-quarter. The year-over-year increase was primarily due to the promotional campaigns to build brand recognition and drive sales growth. The quarter-over-quarter decrease was primarily due to the absence of large-scale physical launch events, such as the CES exhibition held in the first quarter of 2025, however, we continue to invest in selling and marketing expenses and signed a few more renowned athletes to expand of our Amazfit Athletes team to build brand recognition. At the same time, we consistently pushed on retail profitability and channel mix improvement, which included meticulous refinement of our retail channels and strategic staffing arrangements across sales regions. We are committed to investing efficiently in marketing and branding to ensure our sustainable growth.

General and Administrative Expenses

General and administrative expenses were US$4.4 million in the second quarter of 2025, compared with US$4.9 million in the same period of 2024, a decrease by 9.7% year-over-year. We continue to streamline on our general and administrative expenses.

Operating Expenses

Total operating expenses for the second quarter of 2025 were US$27.6 million, an increase by 5.2% year-over-year. Adjusted operating expenses, which exclude share-based compensation and amortization of intangible assets resulting from acquisitions and business cooperation agreements, were US$26.4 million, compared with US$24.8 million in the same period of 2024. The increase was due to continues investment in cutting-edge technologies and new products innovation, as well as marketing and brand building initiatives. We will maintain our cost-conscious approach and remain committed to investing in R&D and marketing activities to ensure our long-term competitiveness.

Operating Income/(Loss)

Operating loss for the second quarter of 2025 was US$6.1 million, which was narrowed by 38.2% compared with the second quarter of 2024.

Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the second quarter of 2025 was US$7.7 million, compared to net loss of US$10.8 million in the second quarter of 2024. Adjusted net loss attributable to Zepp Health Corporation was US$6.16 million, compared to adjusted net loss of US$8.8 million in the second quarter of 2024.

Liquidity and Capital Resources

As of June 30, 2025, the Company had cash and cash equivalents and restricted cash of US$95.3 million, compared with US$103.8 million of cash balance as of March 31, 2025. This cash position provides ample runway for the Company to invest and seize potential market opportunities. In the third quarter of 2025, we expect our overall cash position to grow from its current levels.

The Company continued to manage its working capital and inventory efficiently and recorded inventory of US$79.9 million as of June 30, 2025. Inventory increased as the Company strategically increased stock in key product lines to prepare for the upcoming product launches and offset potential tariff impacts. The Company improved it management of accounts receivable collections and accounts payable payment terms. The Company will continue to manage working capital tightly.

Starting the first quarter of 2023, we have initiated the retirement of our short/long-term debt portfolio. As of the second quarter of 2025, the Company has retired a total of US$68.0 million of debt since early 2023, the overall long-term and short-term debt levels remain the same between the end of the second quarter and first quarter of 2025. As our operating cash flow continues to strengthen, we will continue to optimize the capital structure for the Company.

Share Repurchase Program Update

The Company announced in its third quarter 2021 earnings release that the board had authorized a share repurchase program of up to US$20 million through November 2022. On November 21, 2022, the board authorized a 12-month extension of the Company’s share repurchase program. On November 20, 2023, the board further authorized the Company to extend its share repurchase program for another 12 months. On November 18, 2024, the board further authorized the Company to extend its share repurchase program for another 24 months. Pursuant to the extended share repurchase program, the Company may repurchase its shares in the form of ADSs and/or ordinary shares through November 2026 with an aggregate value equal to the remaining balance under the share repurchase program. As of June 30, 2025, the Company had used US$16.0 million to repurchase approximately 2.2 million ADSs. The Company expects to fund the repurchases under the extended share repurchase program out of its existing cash balance.

Outlook

For the third quarter of 2025, the Company’s management currently expects net revenues to be between US$72.0 million and US$76.0 million, which would represent an increase of approximately 70% to 79% from US$42.5 million in the third quarter of 2024.

This outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market, operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management team will hold a conference call at 9:30 p.m. Eastern Time on Sunday, August 3, 2025 to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Zepp Health Corporation”.

Additionally, a live and archived webcast of the conference call will be available at http://ir.zepp.com.

A telephone replay will be available one hour after the call until August 10, 2025 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	6611957

About Zepp Health Corporation

Zepp Health Corporation (NYSE: ZEPP) is a global smart wearable and health technology leader, empowering users to live their healthiest lives by optimizing their health, fitness, and wellness journeys through its leading consumer brands, Amazfit, Zepp Clarity and Zepp Aura. Powered by its proprietary Zepp Digital Management Platform, which includes the Zepp OS, AI chips, biometric sensors and data algorithms, Zepp delivers cloud-based 24/7 actionable insights and guidance to help users attain their wellness goals. To date, Zepp has shipped over 200 million units, and its products are available in more than 90 countries and regions. Founded in 2013 as Huami Corp., the Company changed its name to Zepp Health Corporation in February 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. Zepp has team members and offices across globe, especially in Europe and USA regions.

Use of Non-GAAP Measures

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted operating expenses represent operating expenses excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Adjusted operating income/(loss) represents operating income/(loss) excluding: (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Adjusted EBIT represents net income/(loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, (vi) income tax (benefit)/expense, and (vii) interest income and interest expense. Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, and (vi) tax effects of the above non-GAAP adjustments, and is used as the numerator in computation of adjusted net income/(loss) per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income/(loss) and net income/(loss) attributable to Zepp Health Corporation. We believe adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per share and per ADS attributable to Zepp Health Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBIT and adjusted net income/(loss) attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the recognition of the Company’s Amazfit-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions around the globe. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2024	2025
	US$	US$
Assets
Current assets:
Cash and cash equivalents	91,069	55,445
Restricted cash	19,666	39,875
Accounts receivable, net	62,965	70,916
Amounts due from related parties	2,663	3,661
Inventories, net	56,789	79,911
Short-term investments	997	1,015
Prepaid expenses and other current assets	17,415	21,615
Total current assets	251,564	272,438

Property, plant and equipment, net	6,898	6,161
Intangible asset, net	7,091	14,352
Goodwill	9,581	9,581
Long-term investments	225,910	218,970
Deferred tax assets	17,465	17,666
Amount due from related parties, non-current	2,019	2,051
Other non-current assets	4,607	4,693
Operating lease right-of-use assets	3,458	3,059
Total assets	528,593	548,971

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2024	2025
	US$	US$
Liabilities
Current liabilities:
Accounts payable	51,077	86,517
Advance from customers	197	250
Amount due to related parties	2,477	531
Accrued expenses and other current liabilities	37,576	38,847
Income tax payables	508	508
Notes payable	61,679	86,623
Short-term bank borrowings	41,853	35,038
Total current liabilities	195,367	248,314
Deferred tax liabilities	3,117	3,143
Long-term borrowings	75,241	70,403
Other non-current liabilities	133	136
Non-current operating lease liabilities	2,007	1,585
Total liabilities	275,865	323,581

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2024	2025
	US$	US$
Equity
Ordinary shares	26	26
Additional paid-in capital	278,116	279,258
Treasury stock	(14,993)	(16,045)
Accumulated retained earnings	28,618	1,137
Accumulated other comprehensive loss	(40,178)	(38,986)
Total Zepp Health Corporation shareholders’ equity	251,589	225,390
Noncontrolling interest	1,139	-
Total equity	252,728	225,390
Total liabilities and equity	528,593	548,971

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2024	2025
	US$	US$
Revenues	40,642	59,406
Cost of revenues	(24,281)	(37,915)
Gross profit	16,361	21,491
Operating expenses:
Selling and marketing	(10,555)	(12,050)
General and administrative	(4,853)	(4,384)
Research and development	(10,818)	(11,157)
Total operating expenses	(26,226)	(27,591)
Operating loss	(9,865)	(6,100)

Other income and expenses:
Interest income	948	295
Interest expense	(1,373)	(1,245)
Other income/(expense), net	127	56
Gain/(loss) from fair value change of long-term investments	(300)	3
Loss before income tax and loss from equity method investments	(10,463)	(6,991)
Income tax expenses	(47)	(242)
Loss before loss from equity method investments	(10,510)	(7,233)
Net loss from equity method investments	(337)	(507)
Net loss	(10,847)	(7,740)
Less: Net loss attributable to noncontrolling interest	(10)	-
Net loss attributable to Zepp Health Corporation	(10,837)	(7,740)

Basic and diluted net loss per share attributable to Zepp Health Corporation	(0.04)	(0.03)

Basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(0.67)	(0.49)

Weighted average number of shares used in computing basic and diluted net loss per share	260,399,926	253,536,783

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2024	2025
	US$	US$
Total operating expenses	(26,226)	(27,591)
Share-based compensation expenses	906	482
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	565	711
Total adjusted operating expenses	(24,755)	(26,398)

Operating loss	(9,865)	(6,100)
Share-based compensation expenses	906	482
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	565	711
Adjusted operating loss	(8,394)	(4,907)

Net loss	(10,847)	(7,740)
Share-based compensation expenses	906	482
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	565	711
(Gain)/loss from fair value change of long-term investments	300	(3)
Loss from equity method investments	337	507
Income tax expenses	47	242
Interest income	(948)	(295)
Interest expense	1,373	1,245
Adjusted EBIT[4]	(8,267)	(4,851)

Net loss attributable to Zepp Health Corporation	(10,837)	(7,740)
Share-based compensation expenses	906	482
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	565	711
(Gain)/loss from fair value change of long-term investments	300	(3)
Loss from equity method investments	337	507
Tax effects on non-GAAP adjustments	(91)	(116)
Adjusted net loss attributable to Zepp Health Corporation	(8,820)	(6,159)

Adjusted basic and diluted net loss per share attributable to Zepp Health Corporation[5]	(0.03)	(0.02)

Adjusted basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(0.54)	(0.39)

Weighted average number of shares used in computing adjusted basic and diluted net loss per share	260,399,926	253,536,783

Share-based compensation expenses included are follows:
Selling and marketing	87	3
General and administrative	412	289
Research and development	407	190
Total	906	482

4 Adjusted EBIT is a non-GAAP financial measure, which is defined as net loss, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, (vi) income tax (benefit)/ expense, and (vii) interest income and interest expense.

5 Adjusted diluted net income/(loss) is the abbreviation of adjusted net (loss)/income attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, and (v) income/(loss) from equity method investments, and (vi) tax effects of the above non-GAAP adjustments, and is used as the numerator in computation of adjusted basic and diluted net loss per ADS attributable to Zepp Health Corporation.

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
Revenues	80,599	97,943
Cost of revenues	(49,538)	(62,091)
Gross profit	31,061	35,852
Operating expenses:
Selling and marketing	(21,324)	(25,891)
General and administrative	(11,273)	(10,902)
Research and development	(24,239)	(23,534)
Total operating expenses	(56,836)	(60,327)
Operating loss	(25,775)	(24,475)

Other income and expenses:
Interest income	1,960	876
Interest expense	(2,816)	(2,603)
Other income/(expense), net	195	60
Gain/(loss) from fair value change of long-term investments	1,803	(122)
Loss before income tax and loss from equity method investments	(24,633)	(26,264)
Income tax expenses	(119)	(352)
Loss before loss from equity method investments	(24,752)	(26,616)
Net loss from equity method investments	(896)	(865)
Net loss	(25,648)	(27,481)
Less: Net loss attributable to noncontrolling interest	(42)	-
Net loss attributable to Zepp Health Corporation	(25,606)	(27,481)

Basic and diluted net loss per share attributable to Zepp Health Corporation	(0.10)	(0.11)

Basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(1.58)	(1.72)

Weighted average number of shares used in computing basic and diluted net loss per share	259,962,803	254,965,539

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
Total operating expenses	(56,836)	(60,327)
Share-based compensation expenses	3,189	1,071
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	1,132	1,346
Total adjusted operating expenses	(52,515)	(57,910)

Operating loss	(25,775)	(24,475)
Share-based compensation expenses	3,189	1,071
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	1,132	1,346
Adjusted operating loss	(21,454)	(22,058)

Net loss	(25,648)	(27,481)
Share-based compensation expenses	3,189	1,071
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	1,132	1,346
(Gain)/loss from fair value change of long-term investments	(1,803)	122
Loss from equity method investments	896	865
Income tax expenses	119	352
Interest income	(1,960)	(876)
Interest expense	2,816	2,603
Adjusted EBIT	(21,259)	(21,998)

Net loss attributable to Zepp Health Corporation	(25,606)	(27,481)
Share-based compensation expenses	3,189	1,071
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	1,132	1,346
(Gain)/loss from fair value change of long-term investments	(1,803)	122
Loss from equity method investments	896	865
Tax effects on non-GAAP adjustments	(182)	(219)
Adjusted net loss attributable to Zepp Health Corporation	(22,374)	(24,296)

Adjusted basic and diluted net loss per share attributable to Zepp Health Corporation	(0.09)	(0.10)

Adjusted basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(1.38)	(1.52)

Weighted average number of shares used in computing adjusted basic and diluted net loss per share	259,962,803	254,965,539

Share-based compensation expenses included are follows:
Selling and marketing	337	45
General and administrative	1,472	575
Research and development	1,380	451
Total	3,189	1,071